Exhibit 15
Press Release
Telvent Announces Third Quarter
2005 Financial Results
Revenues Increase 37.6% to €100.0 Million Year-Over-Year.
Pro Forma EPS of €0.18 Per Diluted Share.
Madrid — November 29, 2005 — Telvent GIT, S.A. (NASDAQ: TLVT), the Global RealTime Information Technology Company, today announced financial results for the third quarter ended September 30, 2005.
Telvent’s third quarter 2005 revenues totaled €100.0 million, an increase of €27.3 million or 37.6 percent, versus €72.7 million reported for the third quarter of 2004.
Net Income for third quarter 2005 was €3.8 million, an increase of €1.1 million or 39.9 percent, versus €2.7 million reported for the third quarter of 2004. Earnings per diluted share for the third quarter were €0.13 (based on a weighted average of 29,247,100 shares outstanding), compared to €0.14 per diluted share (20,000,000 shares outstanding), in the third quarter of 2004. Pro forma net income for the third quarter 2005 was €5.2 million, an increase of 36.4 percent, versus €3.8 million for the third quarter of 2004. Pro forma earnings per diluted share for the third quarter 2005 were €0.18, versus €0.19 for the third quarter of 2004.
Revenues for the first nine months of 2005 were €271.4 million, an increase of €72.2 million or 36.2 percent, versus €199.2 million reported for the first nine months of 2004.
Net income for the first nine months of 2005 was €8.9 million, an increase of €2.6 million or 40.8 percent, versus €6.4 million reported for the first nine months of 2004. Earnings per diluted share for the first nine months of 2005 were €0.31, compared to €0.32 per diluted share in the same period of 2004. Pro forma net income for the first nine months of 2005 was €11.9 million, an increase of 21.0 percent, versus €9.8 million for the first nine months of 2004. Pro forma earnings per diluted share for the first nine months of 2005 were €0.41, versus €0.49 for the same period of 2004.
Pro forma net income excludes the amortization of intangible assets from the acquisitions’ purchase price allocations, stock compensation plan expenses and mark to market hedging, that Telvent believes are not indicative of its core performance or results. A reconciliation between GAAP and pro forma net income is provided in this release in a table immediately following the condensed consolidated financial statements.

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“I am very pleased with our overall growth this quarter. Organic growth was strong, specifically in the core businesses and regions that are central to our strategy. As an example, we achieved record growth in China, driven by the solid execution and strong performance of our projects,” said Manuel Sánchez Ortega, Telvent Chairman and Chief Executive Officer.
“We maintain a stable revenue base, with more than 92 percent of our business coming from repeat customers. The positive momentum from our existing base is also complemented by growing contributions from recent acquisitions as they are successfully integrated.
“I am pleased with how this year is progressing and look forward to further progress in 2006,” concluded Manuel Sánchez Ortega.
Gross margin was 21.1 percent in the third quarter of 2005 compared to 22.4 percent in the third quarter of 2004. Gross margin for the first nine months of 2005 was 21.7 percent, compared to 22.4 percent in the same period last year.
Operating expenses for the third quarter, as a percentage of revenues, decreased 0.6 percentage points. However, operating expenses grew in absolute figures, mainly due to higher general and administrative costs from additional legal and accounting expenses that were incurred during this period as a result of being a publicly-traded company in the United States, and higher sales and marketing costs, primarily due to the result of the contribution of Telvent’s newly acquired businesses and the increased business activity across sectors and geographies, especially in connection with our efforts to develop the Company’s Traffic sector business in North America. Operating expenses, as a percentage of revenues, for the first nine months of 2005 were 16.4 percent, compared to 17.0 percent in the same period last year.
Income from operations, as a percentage of revenues, was 6.4 percent in the third quarter of 2005 compared to 7.0 percent in the third quarter of 2004. For the first nine months of 2005, income from operations, as a percentage of revenues, was 5.3 percent compared to 5.4 percent in the same period last year.
For the first nine months of 2005, cash used in operating activities was €34.3 million. For the same period in 2004, cash used was €7.0 million.
As of September 30, 2005, cash and cash equivalents were €75.5 million and total debt (including net €14.1 million credit line due from related parties) was €54.1 million, resulting in a net cash position of €21.4 million. As of December 31, 2004, net cash position was €64.5 million.

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Segment Discussion
Energy
Revenues for the Energy sector in the third quarter 2005 were €48.7 million, an increase of €19.0 million, or 63.8 percent, from €29.7 million in the third quarter 2004. Gross margin in this sector was 21.6 percent in the third quarter 2005, versus 25.6 percent in 2004. The most significant contract in this sector during the third quarter was the design, installation and commissioning of a Supervisory Control And Data Acquisition (SCADA) system for the Alashankou-Dushenzi crude oil pipeline for PetroChina Company Limited. The total contract value is US$1.65 million (approximately €1.38 million).
Revenues for the first nine months of 2005 were €128.7 million, an increase of €47.4 million, or 58.4 percent, from €81.2 million in the same period of 2004. Gross margin in this sector was 22.4 percent in first nine months of 2005 versus 23.7 percent in 2004.
Traffic
Revenues for the Traffic sector during the third quarter 2005 were €28.2 million, an increase of €2.1 million, or 8.0 percent, from the €26.1 million recorded in the same period of 2004. Gross margin in this sector was 13.8 percent in the third quarter 2005, unchanged from the comparable period in 2004. The most significant contract in this sector was the maintenance services for all the urban traffic control infrastructures in Madrid. This contract with Ayuntamiento de Madrid has a four-year term with a renewal option for two additional years and is worth €14.5 million.
Revenues for the first nine months of 2005 were €84.8 million, an increase of €15.4 million, or 22.1 percent, from €69.5 million in the same period of 2004. Gross margin in this sector was 17.1 percent in the first nine months of 2005 versus 18.8 percent in 2004.
Transport
Revenues for the Transport sector during the third quarter 2005 were €8.7 million, an increase of €4.0 million, or 83.9 percent, from €4.7 million during the same period in 2004. Gross margin in this sector was 23.6 percent in the third quarter 2005, versus 30.6 percent in the same period of 2004. The most significant contract in this sector was for the supply of automatic ticket vending machines for Metro de Madrid. The contract value is approximately €4.0 million.
Revenues for the first nine months of 2005 were €16.8 million, an increase of €3.1 million, or 22.8 percent, from €13.7 million in the same period of 2004. Gross margin in this sector was 22.1 percent in the first nine months of 2005, versus 21.3 percent in 2004.

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Environment
Revenues for the Environment sector during the third quarter 2005 were €7.0 million, an increase of €1.2 million, or 21.6 percent, from €5.7 million during the same period in 2004. Gross margin in this sector was 15.3 percent in the third quarter of 2005, versus 20.1 percent in the same period of 2004. The most significant contract in this sector was the water supply SCADA system in Doha, capital of the State of Qatar, for Kahramaa “Qatar General Electricity & Water Corporation”. The contract value is over €8 million.
This contract reinforced Telvent’s presence in the Middle East, where several projects have been performed or are in progress. These include the water supply system for the city of Amman (Jordan), management of the water distribution network in Ankara (Turkey), a gas pipeline control system for GASCO in Cairo (Egypt), and a Meteorological Observation Network and Data Processing System for DGCA in Kuwait.
Revenues for the first nine months of 2005 were €17.8 million, a decrease of €0.9 million, or 4.7 percent, from €18.7 million in the same period of 2004. Gross margin in this sector was 22.7 percent in the first nine months of 2005 versus 20.6 percent in 2004.
Other
Revenues for the Other sector during the third quarter 2005 were €7.5 million, an increase of €1.1 million, or 17.3 percent, from €6.4 million in the same period in 2004. Gross margin in this sector was 47.5 percent in the third quarter 2005, versus 38.3 percent in 2004. The most significant contract in this sector during the third quarter was the corporate validation and electronic signature platform for Spain’s Ministry of Public Administration. In addition, Telvent will provide technological assistance for this new electronic signature initiative and the future electronic ID initiative to be implemented in Spain early in 2006. The contract value is approximately €0.5 million.
Revenues for the first nine months of 2005 were €23.3 million, an increase of €7.1 million, or 43.8 percent, from €16.2 million in the same period of 2004. Gross margin in this sector was 34.2 percent in first nine months of 2005, versus 34.5 percent in 2004.
Backlog
Backlog (representing the portion of signed contracts for which performance is pending) as of September 30, 2005 was €430.1 million, which reflects 24.1 percent growth over the €346.5 million in backlog at the end of September, 2004.
New Bookings
New order bookings (or new contracts signed) in the third quarter 2005 were €113.2 million, a 7.7 percent decrease from €122.6 million during the same period in 2004. New order bookings for the nine months ended September 30,

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2005 were €319.6 million, an increase of €51.7 million, or 19.3 percent, from new bookings of €267.9 million for the same period of 2004. New bookings reflect contributions from the Company’s acquired businesses, successful new products and services solutions, and continued sales and marketing activity.
Pipeline
Pipeline, measured as management’s estimates of real opportunities within the next 6 to 12 months, is approximately €1.26 billion.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and pro forma EPS. Pro forma net income and pro forma EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting, which enhances our investor’s understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Conference Call Details
Telvent Chairman and Chief Executive Officer, Manuel Sánchez Ortega, Chief Financial Officer Ana Plaza, and Jose Ignacio del Barrio, Vice President of Business Development and Investor Relations, will conduct a conference call to discuss the third quarter 2005 results, which will be simultaneously webcast, at 9:00 A.M. Eastern Time / 6:00 A.M. Pacific Time / 3:00 P.M. Madrid Time on Wednesday, November 30, 2005.
To access the conference call, participants in North America should dial 800-374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone of Telvent’s corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed. To access the replay, participants in North America should dial 800-642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 2550836.
About Telvent
Telvent (Nasdaq: TLVT), the Global RealTime IT Company, specializes in high value-added solutions for four specific industrial sectors (Energy, Traffic, Transport and Environment) in Europe, North America, Latin America, the Asia-Pacific region, and the Middle East and Africa. (www.telvent.com)

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Investor Relations Contacts:
José Ignacio del Barrio
Phone: +34 902-335599
Email: jibarrio@telvent.abengoa.com
Mark Jones
Phone: +1 646-284-9414
Email: mjones@hfgcg.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes”, “expects”, “may”, “anticipates”, “plans”, “intends”, “assumes”, “will”, or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on May 13, 2005.

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2005	2004
Assets:
Current assets:
Cash and cash equivalents	€56,855	€80,515
Restricted cash	—	8,028
Available-for-sale securities and other short-term investments	19,810	1,231
Derivative contracts	2,827	4,046
Accounts receivable (net of allowances of €1,851 as of September 30, 2005 and €2,165 as of December 31, 2004)	116,720	84,536
Unbilled revenues	80,695	36,683
Due from related parties	15,732	37,848
Inventory	27,114	10,760
Deferred tax assets	3,543	3,751
Other current assets	1,401	659

Total current assets	€324,697	€268,057
Other investments	1,175	2,137
Property, plant and equipment, net of accumulated depreciation of €38,042 as of September 30, 2005 and €30,602 as of December 31, 2004	54,793	53,586
Long-term receivables and other assets	11,011	3,198
Deferred tax assets	13,395	18,004
Other intangible assets, net of accumulated amortization of €10,211 as of September 30, 2005 and €7,724 as of December 31, 2004	9,548	9,789
Goodwill	17,386	13,689

Total assets	€432,005	€368,460

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€135,793	€123,278
Billing in excess of costs and estimated earnings	27,063	16,466
Accrued and other liabilities	12,013	7,696
Income taxes payable	11,177	11,778
Deferred tax liabilities	3,705	3,096
Due to related parties	29,726	6,194
Current portion of long-term debt	9,452	9,208
Short-term debt	23,274	18,748
Short-term leasing obligations	2,578	1,960
Derivative contracts	3,484	2,602

Total current liabilities	€258,265	€201,026
Long-term debt less current portion	7,247	16,875
Long-term leasing obligations	4,846	4,130
Other long-term liabilities	7,327	8,747
Deferred tax liabilities	232	323
Unearned income	389	525

Total liabilities	€278,306	€231,626

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	As of	As of
	September 30,	December 31,
	2005	2004
Minority interest	1,891	863

Commitments and contingencies

Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in capital	40,346	40,319
Deferred Compensation	(2,334)	(3,305)
Accumulated other comprehensive income (loss)	2,531	(3,364)
Retained earnings	23,376	14,432

Total shareholders’ equity	€151,808	€135,971

Total liabilities and shareholders’ equity	€432,005	€368,460

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Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Revenues	€100,023	€72,680	€271,372	€199,217
Cost of revenues	78,940	56,422	212,368	154,565

Gross profit	€21,083	€16,258	€59,004	€44,652

General and administrative	5,893	5,091	18,122	16,446
Sales and marketing	3,231	1,582	9,518	5,928
Research and development	3,378	2,565	10,432	6,079
Depreciation and amortization	2,184	1,912	6,419	5,461

Total operating expenses	€14,686	€11,150	€44,491	€33,914

Income from operations	6,397	5,108	14,513	10,738
Financial income (expense), net	(879)	(949)	(1,803)	(2,843)
Other income, net	—	34	—	96

Total other income (expense)	€(879)	€(915)	€(1,803)	€(2,747)

Income before income taxes	5,518	4,193	12,710	7,991
Income tax expense (benefit)	1,619	898	3,149	1,008

Net income before minority interest	€3,899	€3,295	€9,561	€6,983

Loss/(Profit) attributable to minority interests	(111)	(587)	(617)	(629)

Net income	€3,788	€2,708	€8,944	€6,354

Earnings per share
Basic and diluted net income per share	€0.13	€0.14	€0.31	€0.32

Weighted average number of shares outstanding
Basic and diluted	29,247,100	20,000,000	29,247,100	20,000,000

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Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Nine Months Ended September 30,
	2005	2004
Cash flows from operating activities:
Net income before minority interest	€9,561	€6,983
Adjustments to reconcile net income to net cash provided by operating activities	17,157	5,058
Change in operating assets and liabilities	(48,320)	(18,096)
Change in operating assets and liabilities due to temporary joint ventures	(12,673)	(942)

Net cash provided by (used in) operating activities	€(34,275)	€(6,997)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,028	—
Due from related parties	22,107	(28,143)
Deferred payment on Miner & Miner acquisition	(3,147)	—
Almos acquisition, net of cash	(1,706)	—
Long-term receivables	—	—
ICX acquisition, net of cash	—	(720)
Metso acquisition, net of cash	—	(5,225)
Xwave acquisition, net of cash	—	(996)
Purchase of property, plant & equipment	(3,223)	(3,057)
Disposal of investments, net of cash	(1,237)	32,433
Purchase of short-term investments	(18,368)	—

Net cash provided by (used in) investing activities	€2,454	€(5,708)

Cash flows from financing activities:
Proceeds and (repayment) of short-term debt, net	4,526	(11,946)
Proceeds and (repayment) of long-term debt, net	(13,050)	(8,761)
Due to related parties	12,798	20,390

Net cash provided by (used in) financing activities	€4,274	€(317)

Net decrease in cash and cash equivalents	€(27,547)	€(13,022)
Net effect of foreign exchange in cash and cash equivalents	3,887	(340)
Cash and cash equivalents at the beginning of period, excluding joint ventures	69,582	27,735
Joint venture cash and cash equivalents at the beginning of period	10,933	3,250

Cash and cash equivalents at the end of period	€56,855	€17,623

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€1,150	€1,709
Interest	€3,751	€4,531

Non-cash transactions:

Capital leases	€3,754	€672
Billateral credit agreement between related parties	€—	€24,537

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Reconciliation between GAAP and Pro Forma Net Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
GAAP basis income before income taxes	€5,518	€4,193	€12,710	€7,991

Adjustments to income before income taxes
Amortization of intangibles	526	675	1,500	1,718
Stock compensation plan expenses	534	288	998	1,060
Mark to market derivatives	811	7	1,502	1,033

Total Adjustments	1,871	970	4,000	3,811

Adjusted income before income taxes	€7,389	€5,163	€16,710	€11,802

Pro forma Net Income	€5,192	€3,806	€11,894	€9,831

Earnings per share
Basic and diluted net income per share	€0.18	€0.19	€0.41	€0.49

Weighted average number of shares outstanding
Basic and diluted	29,247,100	20,000,000	29,247,100	20,000,000